UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3285

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

3M Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

3M COMPANY

3M Center

St. Paul, Minnesota

55144-1000

3M Savings Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the 3M Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 3M Savings Plan (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Minneapolis, MN

June 26, 2014

3M Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2013 and 2012

	2013	2012
ASSETS

Investments at, fair value:
Plan's interest in Master Trust	$310,265,444	$245,556,372

State Street Bank Short-Term Investment Fund	559,128	464,266

Total investments	310,824,572	246,020,638

Receivables
Notes receivable from participants	8,580,097	8,301,098
Participant contributions	—	320,238
Investments sold	—	92,151
Employer contributions	18,265	53,045
Accrued interest	59	16
Total assets	319,422,993	254,787,186

Net assets available for benefits, at fair value	319,422,993	254,787,186

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	(2,639,314)	(6,603,428)

Net assets available for benefits	$316,783,679	$248,183,758

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the years ended December 31, 2013 and 2012

	2013	2012
Contributions:
Participant	$8,859,662	$8,972,006
Employer	2,687,022	2,565,178
Rollover	147,040	221,110

Total contributions	11,693,724	11,758,294

Investment income:
Interest from notes receivable and other	463,905	476,292
Increase in Plan interest in Master Trust investment income	76,332,057	25,093,606

Total investment income	76,795,962	25,569,898
Less investment expense	(223,325)	(200,228)

Net investment income	76,572,637	25,369,670

Deductions:
Benefits paid to participants	(19,416,913)	(12,344,127)
Administrative expenses	(240,564)	(217,751)

Total deductions	(19,657,477)	(12,561,878)

Net transfers out	(8,963)	(849,202)

Net increase	68,599,921	23,716,884

Net assets available for benefits:
Beginning of year	248,183,758	224,466,874

End of year	$316,783,679	$248,183,758

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the 3M Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

Effective October 1, 1988, 3M Company and its subsidiaries (3M or the Company) created the 3M Savings Plan for union employees.  Substantially all active United States regular full-time and part-time union employees of 3M who have been employed for at least three continuous months, are eligible to participate if this benefit has been bargained for in their respective collective bargaining agreement.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Contributions are made by participating employees and by 3M.

Participant Contributions

The Plan is comprised of accounts for participants: the Before-Tax Account 401(k) Account, Roth 401(k) Account, the After-Tax Savings Account and the Rollover Accounts.  Participants may contribute to the 401(k) Accounts (Before-Tax and/or Roth) and/or After-Tax Savings Account, or to all three accounts.  Participants may contribute from 2% to 20% of their compensation to the 401(k) Accounts through salary deferrals, not to exceed the Internal Revenue Service (IRS) limits (10% maximum for employees whose annual compensation is in excess of certain IRS-related limits).  Also, subject to overall Plan and IRS limitations, participants may contribute 2% to 9% of their compensation to the After-Tax Savings Account.  The Rollover Accounts accept direct rollover or eligible rollover contributions from a former employer’s qualified plan.  Participants who have attained age 50 before the end of the plan year are eligible to make catch up contributions to their 401(k) Accounts (Before-Tax and/or Roth), subject to Internal Revenue Service limits. Catch-up contributions are not eligible for Company matching contributions.

Effective January 1, 2001, newly hired employees are automatically enrolled in the Plan three months after their hire date at a default before-tax contribution rate of 6% with contributions invested 100% in the LifePath® Portfolio closest to the year in which the participant will reach age 65.  Employees can enroll, decline or change their contribution rate or investment elections at any time.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Company Contributions

Pursuant to the terms of various collective bargaining agreements, 3M may make matching contributions to the Plan from 35% to 100% of the eligible participants’ 401(k) Accounts contribution (up to the first 6% of salary deferrals).  In addition, those participants (dependent on the specific collective bargaining unit agreement and membership) hired or rehired January 1, 2009 or later receive a non-elective Company contribution (Retirement Income Account (RIA)) made in cash.  The percent of the non-elective Company contribution is determined by the collective bargaining agreement.  Effective January 1, 2010, 3M employer contributions are made in the form of shares of 3M common stock or cash based on the collective bargaining unit agreement.  3M matching contributions made in cash are directed into the investment selections made by the participant. 3M matching contributions that are made in 3M common stock are made to a non-participant directed Company Match Account.  The Plan also has a profit-sharing program whereby additional company contributions are made in an amount ranging up to 15% of the participants’ eligible compensation for that quarter and depending on the terms of specific collective bargaining agreement.  Fully vested participants (see the following paragraph which details the Plan’s vesting provisions) are eligible to diversify/transfer up to 100 percent of their Company contribution balance in 3M common stock fund and diversify into other investment options.

Vesting

Participants are immediately fully vested in their own contributions to the Plan, plus any earnings thereon.  Each participant’s interest in 3M matching contributions vests at 40% after one year of service, 70% after 2 years of service and 100% vesting after three years of service.  If a participant terminates employment before being fully vested, the nonvested portion of the Company Match Account or the RIA will be forfeited.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested account balances are used to reduce future Plan administrative expenses.  At December 31, 2013 and 2012, forfeited nonvested accounts totaled $62,616 and $35,521.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Withdrawals

Subject to certain federal tax considerations, participants may withdraw funds from the After-Tax Savings account or Rollover account at any time.  Participants may withdraw funds from the 401(k) Accounts (Before-Tax 401(k) and Roth 401(k)), Company Match Account, Payroll-based Employee Stock Ownership Program (PAYSOP) Account, Other Company Contribution Account (CCA) and Profit Sharing Account when specific conditions are met.  These conditions include reaching age 59 1/2, termination of employment (including retirement), become permanently and totally disabled and are receiving Social Security Disability Income.

A participant who has common shares of 3M stock in their Savings account and is eligible to request a withdrawal may choose to receive the value of the 3M stock in cash or in actual shares of 3M common stock with a cash payment for any fractional shares.

Investment of Funds

Participants can make initial investment elections, reallocate the investment of their current accounts or change the way their future contributions will be invested.  If the request is made before the close of market on a day in which the stock market is open, the changes will be effective that same business day at the closing prices of that day.  If the request is received after the close of market or a day the stock market is closed then the changes will be effective at the closing prices on the next business day when the market is open.

Effective January 1, 2011, a Participant shall be eligible to elect to direct the transfer of any portion of the Participant’s existing balance in his or her Accounts from any Fund or Funds into the 3M Stock Fund to a maximum of 25% of his/her total account balance.

Notes Receivable from Participants

Participants may borrow against their 401(k) Accounts and Rollover Account balance.  The maximum amount of a participant’s loan may not exceed 50% of the combined total of their 401(k) Accounts (Before-Tax and Roth)  and Rollover Accounts balance and vested portion of their Company Match Account and RIA minus current outstanding loan balance, $50,000 less the highest outstanding loan balance in the last 12 months or the 401(k) Account (Before-Tax and Roth) and Rollover Accounts balance in all investment funds (excluding 3M Stock and The Schwab Personal Choice Retirement Account® (PCRA)) minus $1,000 when the participant has an open balance in the self-directed brokerage PCRA.  Loan repayment terms range from one to sixty months.  Certain loans acquired through plan mergers have loan terms up to thirty years. The loan interest rate is fixed at time of origination at the prime rate (as quoted in the Wall Street Journal) plus 2% (5.25% at December 31, 2013 and 2012).  Loans existing at December 31, 2013 and 2012 had interest rates ranging from 5.00% to 11.50%, with maturity dates extending through January 2018.  3M and a third-party record keeper administer loans to participants and loan repayments.  Loans are repaid to the 401(k) Accounts and Rollover Accounts and are invested pro rata according to how the borrowers have currently invested their new 401(k) Accounts contributions.  Principal and interest is repaid ratably through payroll deductions.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Transfers

Due to 3M acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan.  These transfers, if any, are shown as “Net transfers in/(out)” on the statement of changes in net assets available for benefits.  The fair market value of assets transferred out of the Plan to the 3M Voluntary Investment Plan during the years ended December 31, 2013 and 2012 was $8,963 and $849,202, respectively.

Plan Termination

While 3M has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA and the various collective bargaining agreements.  In the event such discontinuance results in the termination of the Plan, all accounts shall be fully vested and nonforfeitable.  The Plan shall continue until all assets have been distributed to the participants.

Plan Expenses

Certain internal administrative costs, plan investment costs and plan accounting, are paid by the Plan.  3M pays all other internal administrative costs of the Plan.  External administrative costs, including trustee fees, recordkeeping fees and customer service fees and investment management expenses, are proportionately charged directly to the Plan’s various investment funds and accounts.

2.              Summary of Significant Accounting Policies

Tax Status

The Plan constitutes a qualified plan under the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under the provisions of Section 501 (a).  The Plan obtained its latest determination letter on August 1, 2013, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Trustee

State Street Bank & Trust Co. (“Trustee”) is the Plan’s trustee.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting , in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities , which was subsequently modified in January 2013, by ASU No. 2013-01, Clarifying the Scope of Disclosures about Offering Assets and Liabilities.  ASU No. 2011-11 has requirements that are disclosure-only in nature.  It requires disclosures about offsetting and related arrangements for certain financial instruments and derivative instruments, including gross and net information and evaluation of the effect of netting arrangements on the statement of financial position.  The provisions of this ASU, which were effective for the Plan beginning January 1, 2013 did not have a material impact on the Plan’s financial statements.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

The Master Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Master Trust investment income (loss) includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, along with Master Trust interest and dividend income.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Concentration of Market Risk

As of December 31, 2013 and 2012, approximately 23% and 20% of the Plan’s assets available for benefits were invested (as part of the Master Trust) in the common stock of 3M Company.  The value of the 3M Company common stock is dependent on the performance of 3M Company and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of 3M Company common stock in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued, and other than noted below there were no items requiring adjustment of the financial statements or additional disclosures.  On October 31, 2013, the board elected to eliminate the Stable Value fund and replace it with the Intermediate Term Bond Fund and offer a money market fund called Vanguard Prime Money Market Fund.  The Intermediate Term Bond Fund is invested in similar underlying bonds as the Stable Value Fund without the benefit responsive insurance contracts.  The changes to the funds will be effective July 1, 2014.

3M Savings Plan

Notes to Financial Statements

3.              Non-participant Directed Investments

As described in Note 1, certain investments are non-participant directed.  Information about the assets and the significant components of the changes of assets relating to the non-participant directed investments is as follows:

	At December 31,
	2013	2012

3M common stock through interest in Master Trust*	$72,546,238	$50,466,767
State Street Bank Short-Term Investment Fund	559,128	464,266
Accrued investment income	3	16
Receivable from investments sold	—	92,151
Interfund transfers receivable from participant directed funds	15,851	41,572

	$73,121,220	$51,064,772

*Denotes investment exceeding 5% of Plan net assets at December 31, 2013 and 2012.

	Year Ended December 31,	Year Ended December 31,
	2013	2012
Changes in non-participant directed assets:
3M contributions	$666,643	$1,393,205
Rollover contributions	1,572	—
Plan interest in earnings (loss) of Master Trust	26,121,446	7,187,246
Interest	25,163	40,417
Distributions paid to participants	(4,140,496)	(2,737,521)
Net transfers to 3M Voluntary Investment Plan and ESOP	(28,203)	(125,850)
Net transfers to participant directed investments through diversification option	(861,206)	(757,626)
Loan repayments	(5,342)	(2,701)
Administrative expenses	276,871	283,700

	$22,056,448	$5,280,870

4.              Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•                  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

•                  Level 2:  Inputs to the valuation methodology include

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held by the Plan through the Master Trust measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Short term investment fund are valued at amortized cost which approximates fair value due to the short-term maturity of these investments.

3M common stock is valued at the closing price reported on the active markets on which 3M stock is traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common collective trusts and Commingled funds are valued at the NAV as a practical expedient for fair value.  The NAV is based on the fair value of the underlying assets which are traded in an active market, minus its liabilities then divided by the number of units outstanding.

Cash equivalents consist of money market accounts and certificates of deposit.  They are valued on the daily closing price as reported by the fund.

Common stocks and exchange traded funds are valued using quoted prices listed on nationally recognized securities exchanges.

U.S. government obligations are bonds, notes or municipals valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Corporate obligations are bonds and notes that are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks.

3M Savings Plan

Notes to Financial Statements

4.              Fair Value Measurements, continued

Synthetic guaranteed investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits.  Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic guaranteed investment contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.  The following table does not include the Plan’s interest in the Master Trust because that information is presented in a separate table (see Note 5).

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$559,128	$—	$559,128

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$559,128	$—	$559,128

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$464,266	$—	$464,266

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$464,266	$—	$464,266

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust

In order to provide equivalent investment returns to both union employees covered by the Plan and union-free employees covered by a separate 3M-sponsored plan, the Plan’s investments and a portion of the investments of the separate 3M-sponsored plan for union-free employees are held in a single Master Trust.  The investments of the 3M Voluntary Investment Plan and Savings Plan Trust (Master Trust) include participant-directed funds of both the Plan and the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the non-participant directed 3M-provided CCA assets of the Plan.  The Master Trust investments are in ten different LifePath® Funds, the Stable Value Fund, the Long-Term Bond Index Fund, the Balanced Fund, the PIMCO Diversified Real Asset Fund, the S&P 500 Stock Index Fund, the Value Stock Index Fund, the Growth Stock Index Fund, the Growth Stock Fund, the Small Cap Stock Index Fund, the International Stock Index Fund, the International Stock Fund, the 3M Company Stock Fund, and in various mutual funds, individual stocks, bonds, exchange traded funds, CDs, and money market funds through the Schwab PCRA account.  Each LifePath® Fund’s strategy is based on a particular time horizon and level of risk that investors on average would deem appropriate for that timeframe.   Each LifePath®  Portofolio is diversified among eight major asset classes and the mix is adjusted over time to gradually become more conservative as the target retirement year approaches.  Each plan has an interest in specific assets in the Master Trust, based on participant investment elections.  The assets of the Master Trust are held by a third-party trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each plan’s relative interest in the assets held in the Master Trust at the close of each day.  The Stable Value Fund invests in fully benefit-responsive Synthetic Guaranteed Investment Contracts (GICs) which are stated at estimated fair value and then adjusted to contract value.  Contract value represents contributions to the fund, plus earnings, less participant withdrawals and administrative expenses.

Synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio.  The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals.  The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.  The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio.  The crediting rate will not be set below 0%.

Certain plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value.  In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

The average crediting interest rate for the synthetic GICs and the average yield for the underlying market portfolios was approximately 1.83% and 2.47% at and for the year ended December 31, 2013 and 1.27 and 3.21% at and for the year ended December 31, 2012.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

A summary of the net assets included in the Master Trust at December 31, 2013 and 2012 is as follows:

	2013	2012

Investments	$7,486,907,318	$6,465,092,113
Receivables for investments sold	—	2,145,483
Accrued interest	1,120	16
Payables for investment purchased	—	(2,914,137)
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit responsive investment contracts	(52,612,510)	(131,684,463)

Master Trust net assets	$7,434,295,928	$6,332,639,012

Portion of Master Trust’s net assets allocated to the Plan, including adjustments for fair value to contract value	$307,626,130	$238,952,944
Plan’s percentage interest in the Master Trust’s net assets	4.14%	3.77%

The following table summarizes the investments in the Master Trust at December 31, 2013 and 2012:

	2013	2012
Investments:
Common collective trusts	$2,635,713,619	$3,296,552,967
Synthetic guaranteed investment contracts	1,722,220,121	1,792,300,440
Mutual fund investments	1,446,328,328	1,170,186,453
Commingled funds	1,416,728,201	—
3M common stock	72,423,277	50,391,831
State Street Bank Short-Term Investment Fund	122,961	74,937
PCRAfund/Self-directed brokerage:
Mutual funds	144,929,982	—
Common stock	25,148,073	13,061,018
Cash equivalent	22,619,765	21,251,030
Corporate obligation	381,147	179,463
Preferred stock	194,093	100,609,394
Government obligations	96,904	103,582
Exchange traded funds	847	20,380,998

	$7,486,907,318	$6,465,092,113

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

Other than through the investment of participant and Company contributions, 3M does not buy or sell any of its own stock as a direct investment for the Plan.  However, due to external investment management of the funds, the Plan may indirectly buy, sell or hold 3M common stock.  The aggregate amount of the shares would not be considered material relative to the aggregate fund percentages.

The Plan’s interest in the Master Trust’s investment income for the years ended December 31 (including investments purchased or sold, as well as those held during the year) was as follows:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$506,019,699	$360,285,157
Commingled funds	128,431,117	—
Mutual fund investments	220,785,441	144,382,439
3M common stock	24,978,225	6,102,201
State Street Bank Short-Term Investment Fund	2,160,447
PCRAfund/Self-directed brokerage:
Cash equivalent	12,196,761	—
Warrant	1,082,293	—
Preferred stock	(60)	—
Common stock	(429)	(22,441)
Corporate obligation	(6,679)	(2,553)
Government obligations	(9,592)	(3,733)
Mutual funds	(24,326)	7,968,304
Exchange traded funds	(29,802)	672,659

	895,583,096	519,382,033

Interest	49,280,270	56,461,553
Dividends	66,987,247	31,914,134

Total Master Trust investment income	$1,011,850,613	$607,757,720

Portion of Master Trust investment income exclusive of administrative expenses allocated to the Plan	$76,332,057	$25,093,606

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$456,616,595	$—	$—	$456,616,595
Balanced funds	533,617,557	—	—	533,617,557
International stock funds	456,094,176	—	—	456,094,176
Total mutual funds	1,446,328,328	—	—	1,446,328,328
Common collective trusts:
U.S stock fund	857,995,422	1,250,758,887	—	2,108,754,309
Long-term bond fund	—	195,313,503	—	195,313,503
International equities	—	157,080,293	—	157,080,293
Real return fund	—	31,672,432	—	31,672,432
Total common collective trusts	857,995,422	1,634,825,115	—	2,492,820,537
Commingled funds:
Commodities	—	54,362,075	—	54,362,075
Global real estate	—	62,052,826	—	62,052,826
International equities	—	367,680,678	—	367,680,678
U.S. small/mid cap equities	—	85,438,535	—	85,438,535
U.S. large cap equities	—	299,045,835	—	299,045,835
U.S. inflation-linked bonds	—	70,984,696	—	70,984,696
Global bonds	—	276,425,680	—	276,425,680
U.S. bonds	—	200,735,407	—	200,735,407
Money Market	2,469	—	—	2,469
Total Commingled funds	2,469	1,416,725,732	—	1,416,728,201
PCRA fund/Self-directed brokerage:
Cash equivalents	22,619,765	—	—	22,619,765
Common stock	25,148,073	—	—	25,148,073
Corporate obligation	—	381,147	—	381,147
Government obligations	—	96,904	—	96,904
Mutual funds	144,929,982	—	—	144,929,982
Preferred stock	194,093	—	—	194,093
Exchange traded funds	847	—	—	847
Total PCRA fund	192,892,760	478,051	—	193,370,811
Stable Value fund:
Synthetic guaranteed investment contracts	—	1,722,220,121	—	1,722,220,121
Common collective trusts	—	142,893,082	—	142,893,082
Short term investment fund	—	122,961	—	122,961
Total Stable Value fund	—	1,865,236,164	—	1,865,236,164
3M common stock	72,423,277	—	—	72,423,277

Total assets, at fair value	$2,569,642,256	$4,917,265,062	$—	$7,486,907,318

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual fund investments:
U.S. stock funds	$343,380,424	$—	$—	$343,380,424
Balanced funds	421,317,342	—	—	421,317,342
International stock funds	405,488,687	—	—	405,488,687
Total mutual funds	1,170,186,453	—	—	1,170,186,453
Common collective trusts:
U.S. stock funds	637,159,251	856,451,748	—	1,493,610,999
Long-term bond fund	—	293,845,775	—	293,845,775
International stock fund	—	124,059,142	—	124,059,142
Real return fund	—	31,407,654	—	31,407,654
LifePath target date funds	—	1,155,233,896	—	1,155,233,896
Total common collective trusts	637,159,251	2,460,998,215	—	3,098,157,466
PCRA fund/Self-directed brokerage:
Cash equivalents	21,251,030	—	—	21,251,030
Common stock	13,061,018	—	—	13,061,018
Corporate obligation	—	179,463	—	179,463
Government obligations	—	103,582	—	103,582
Mutual funds	100,609,394	—	—	100,609,394
Exchange traded funds	20,380,998	—	—	20,380,998
Total PCRA fund	155,302,440	283,045	—	155,585,485
Stable Value fund:
Synthetic guaranteed investment contracts	—	1,792,300,440	—	1,792,300,440
Common collective trusts	—	198,395,501	—	198,395,501
Short term investment fund	—	74,937	—	74,937
Total Stable Value fund	—	1,990,770,878	—	1,990,770,878
3M common stock	50,391,831	—	—	50,391,831

Total assets, at fair value	$2,013,039,975	$4,452,052,138	$—	$6,465,092,113

A number of the funds within the Master Trust utilize derivative financial instruments to meet fund objectives.  Such derivatives are primarily included within the common collective trusts and the synthetic guaranteed investment contracts.  The Stable Value fund utilizes derivative financial instruments to manage interest rate risk, create synthetic securities, offset the cost of other derivatives or hedge currency fluctuation of some non-dollar bond holdings.  Derivatives may not be used to leverage the Stable Value fund.

Similar to other investment instruments, derivative positions can impact the participating 3M sponsored benefit plan’s financial position, financial performance, and cash flows. The Master Trust uses derivative instruments to hedge market risk, gain market exposure, and advance the overall objectives of the participating 3M sponsored employee benefit plans and investment strategies. Derivatives are utilized by external investment managers retained by the Master Trust to achieve investment objectives.

The Master Trust takes prudent and necessary steps to minimize counterparty risk through the use of industry standard contractual agreements and careful selection of derivative counter-parties.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The notional value of derivative positions custodied at State Street Bank as of December 31, 2013 and 2012 are detailed and disaggregated by derivate type in the accompanying table. In addition, derivatives with a positive mark-to-market valuation as of December 31, 2013 and 2012 are listed under the Gross Derivative Assets column. In turn, derivatives with a negative mark-to-market valuation as of December 31, 2013 and 2012 are listed under the Gross Derivative Liabilities column.

	December 31, 2013
	Notional/	Gross	Gross
	Contractual	Derivative	Derivative	Net
	Amount	Assets	Liabilities	Amount
Future Contracts	$74,300,000	$(6,093)	$926,964	$920,872

Total	$74,300,000	$(6,093)	$926,964	$920,872

	December 31, 2012
	Notional/	Gross	Gross
	Contractual	Derivative	Derivative	Net
	Amount	Assets	Liabilities	Amount
Future Contracts	$23,000,000	$—	$561,469	$561,469

Total	$23,000,000	$—	$561,469	$561,469

The derivatives are accounted for as trading positions and are marked to market each accounting period.  Gains and losses resulting from changes in fair value of derivative instruments are reflected in Plan interest in Master Trust investment income on the statement of changes in net assets available for benefits. The gains or (losses) by derivative type for the years ended December 31, 2013 and 2012 are captured in the second accompanying table according to FASB ASC 815, Derivative and Hedging.

Year ended
December 31,
2013
Gain/(Loss)
Future Contracts	$4,908,556

Total	$4,908,556

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2013
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$1,250,758,887	$—	Daily	Daily
Long-term bond fund	195,313,503	—	Daily	Daily
International equities	157,080,293	—	Daily	Daily
Real return fund	31,672,432	—	Daily	Daily
Commingled funds:
Commodities	54,362,075	—	Daily	Daily
Global real estate	62,052,826	—	Daily	Daily
International equities	367,680,678	—	Daily	Daily
U.S. small/mid cap equities	85,438,535	—	Daily	Daily
U.S. large cap equities	299,045,835	—	Daily	Daily
U.S. inflation-linked bonds	70,984,696	—	Daily	Daily
Global bonds	276,425,680	—	Daily	Daily
U.S. bonds	200,735,407	—	Daily	Daily
Stable Value fund	1,865,236,164	—	Daily	Daily

	2012
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective Trust Funds:
U.S. stock funds	$856,451,748	$—	Daily	Daily
Long-term bond fund	293,845,775	—	Daily	Daily
International stock fund	124,059,142	—	Daily	Daily
Real return fund	31,407,654	—	Daily	Daily
LifePath target date funds	1,155,233,896	—	Daily	Daily
Stable Value fund	1,990,770,878	—	Daily	Daily

The U.S. stock funds consist of: A Growth Stock Index Fund that seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.  It invests at least 75% of its equity assets in large, faster growing companies that are inside the U.S.  A Small Cap Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  It invests at least 75% of its equity assets in small companies in the U.S.  A Value Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.  It invests at least 75% of its equity assets in large, undervalued companies that are inside the U.S.

3M Savings Plan

Notes to Financial Statements

5.              Interest in Master Trust, continued

The Long-term bond fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Government Bond Index over the long term.  It invests primarily in U.S. government and agency issues.

The International stock fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI exUSA IMI index over the long term.  It invests at least 75% of its equity assets in companies of any size that are outside the U.S.

The Real return fund consists of the PIMCO Diversified Real Asset fund that seeks to provide strategic exposure to three primary real return assets:  Treasury Inflation-Protected Securities (TIPS), commodities, and real estate.

The LifePath® target date funds are diversified commingled funds that invest in a range of asset classes.  The asset allocation of each fund is by the investment Advisor with input from 3M Investment Management Corporation.  Each LifePath®  Portfollio can draw from any or all of the eight major asset classes, as described. The U.S. Large-Cap Equities asset class is made up of the largest company (by capitalization) stocks in the U.S. stock market.  Then benchmark it tracks is the Standard & Poor’s (S&P) 500 Index.  The U.S. Small/Mid-Cap Equities asset class is made up of smaller and middle-sized company stocks in the U.S. stock market.  Then benchmark it tracks is the Dow Jones Wilshire 4500 Completion Index.  Together with the U.S. Large-Cap asset class (previously mentioned), the entire U.S. stock market can be represented within the LifePath® Portfollios.  The International Equities asset class is made up of the largest company (by capitalization) stocks from foreign countries.  The benchmark it uses as a reference is the MSCI ACWI ex US IMI index (Morgan Stanley Capital International Inc.  All Countries World Index excluding the USA).  The Global Real Estate asset class is composed of real estate investment trusts (REITs) from the global market.  The benchmark it tracks is the FTSE EPRA/NAREIT (FTSE International Limited European Public Real Estate Association/National Association of Real Estate Investment Trusts) Developed Real Estate Index.  The Commodities asset class is composed of a diversified range of commodities including agriculture, energy, livestock, and metals.  The investments are primarily commodity related derivative instruments, including futures contracts.  The benchmark is the Dow Jones-UBS Commodity Index.  The U.S. Bonds asset class is made up of a wide variety of fixed income investments (bonds) drawn from the U.S. fixed income market.  The benchmark it uses as a reference is the Barclays Capital Aggregate Bond Index.  The U.S. Inflation Linked Bonds asset class is made up of a specific type of bond issued in the U.S. referred to as Treasury Inflation-Protected Securities (TIPS).  TIPS are bonds whose principal is adjusted by changes in the Consumer Price Index, which means that they can provide a limited amount of protection against inflation.  The benchmark for this asset class is the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index.  The Money Market asset class is made up of money market funds — securities that provide a large amount of liquidity at the expense of very low rates of return.  The benchmark for this asset class is the Citigroup 3-Month Treasury Bill (T-Bill) Index.

The Stable Value fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and GICs. These investments are described early in this note.

3M Savings Plan

Notes to Financial Statements

6.              Related Party Transactions

The following related party transactions are in addition to transactions with 3M discussed elsewhere in the Notes to Financial Statements.  State Street Bank & Trust Co. (the Trustee) is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of 3M.  For the year ended December 31, 2013, such purchases and sales, including purchases and sales within the Master Trust, were as follows:

	December 31, 2013
	Purchases	Sales

3M common stock	$866,636	$3,813,415

State Street Bank Short - Term Investment Fund (outside of the Master Trust)	3,797,239	3,749,214

SUPPLEMENTAL SCHEDULE

3M Savings Plan

Attachment to Form 5500

Schedule of Assets (Held at End of Year)

Plan Sponsor:  3M Company

EIN:  41-0417775

Plan Name: 3M Savings Plan

Plan Number: 013

Plan Year: January 1, 2013 through December 31, 2013

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	State Street Bank and Trust Company	Cash equivalent short term investement fund	$559,128	$559,128
*	Notes receivable from participants	Maturing through June 2019, 5.01% to 11.50%	$—	$8,580,097
*	Identifies a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

3M Savings Plan
Date: June 26, 2014

	By	/s/Nicholas C. Gangestad
Nicholas C. Gangestad
Senior Vice President and Chief Financial Officer